

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 18, 2010

Mr. Michael A. Arends
Chief Financial Officer
Marchex, Inc.
520 Pike Street, Suite 2000
Seattle, Washington 98101

> **Re: Marchex, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 000-50658**

Dear Mr. Arends:

We have reviewed your response letter dated May 19, 2010 in connection with the above-referenced filing, as well as the Part III information incorporated by reference from your definitive proxy statement filed on April 9, 2010, and have the following comments. References to prior comments refer to those in our letter dated May 6, 2010.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Item 1. Business

Products and Services

Private-Label Suite of Products for Small and Medium-Sized Businesses, page 2

1.   We note your response to prior comment 1. In future filings, please revise the discussion of your arrangement with AT&T to clarify that you have a contract with AT&T in the name of its subsidiary, YellowPages.com LLC. Alternatively, revise your reference to Exhibit 10.16 in the exhibit index to make it clear that YellowPages.com LLC is a subsidiary of AT&T.

Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 9, 2010)

Nomination of Directors, page 10

2.   We note your statement in this section that your Nominating and Governance Committee "values diversity as a factor in selecting nominees on the board." With a view toward

> providing enhanced disclosure in future filings, please clarify how your Nominating and Governance Committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Board Leadership Structure, page 10

3.   We note your statement in this section that your "board of directors has determined that having the company's chief executive officer serve as chairman is in the best interest of the company's stockholders coupled with significant involvement and authority vested in an outside independent board member." With a view toward providing enhanced disclosure in future filings, please explain why the board believes this management structure is in the best interest of stockholders given your company's specific characteristics or circumstances. Refer to Item 407(h) of Regulation S-K.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456, if you have any questions regarding these comments. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 406-6163
Francis J. Feeney, Jr., Esq.
DLA Piper LLP (US)